ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 28, 2017	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elfun Government Money Market Fund (Registration Nos. 033-31205 and 811-05904) (the “Fund”), Post Effective Amendment Number 39 to the Fund’s Registration Statement on Form N-1A Filed on March 1, 2017, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “Securities Act”).

Ladies and Gentlemen:

On March 1, 2017, the Fund filed the above referenced post-effective amendment to the Fund’s Registration Statement, regarding which Ms. Brutlag provided comments by telephone to Adam Schlichtmann on April 10, 2017. The Fund filed a letter (the “Initial Letter”) with the Securities and Exchange Commission on April 24, 2017 responding to Ms. Brutlag’s comments. This letter provides the Fund’s response to a follow-up comment on the above-referenced amendment to the Registration Statement that Ms. Brutlag provided by telephone to Adam Schlichtmann on April 27, 2017. For convenience of reference, the comment is summarized before the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment: Comment 13 of the Initial Letter requested, in part, that the Fund shorten the footnote to Annual Fund Operating Expenses table on page 33 of the Prospectus regarding a voluntary waiver, so that the footnote only includes information concerning past amounts that have been waived and might be recouped. The response provided in the Initial Letter declines to make this change. The staff repeats Comment 13 and notes that, should the Fund seek acceleration of effectiveness in connection with a future amendment to the Registration Statement, the staff may decline to provide acceleration if the Prospectus contains this disclosure.

Response: The Fund respectfully declines to make any changes to the disclosure in response to this comment. The Fund continues to believe that disclosure of the voluntary waiver and possible negative impact on yield in the future if amounts are reimbursed to the Adviser is important disclosure. Please refer to the Fund’s response to Comment 13 of the Initial Letter.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann